 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated April 30, 2019, announcing the Company's financial results for the three months ended March 31, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 3, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Tuesday 30 April 2019 – 8 a.m. CET _________________________________

EURONAV ANNOUNCES
FIRST QUARTER 2019 RESULTS
HIGHLIGHTS

•	Freight rate resilience despite OPEC cuts and new tonnage entering global fleet
•	Number of positive signals from the current large crude tanker market
•	New CEO Hugo De Stoop appointed by board, to be formally recorded at the AGM of 9 May
•	USD 20m share buyback returning equivalent of USD 9c per share
•	Dividend of USD 6c proposed to be paid in May 2019 covering second half 2018

ANTWERP, Belgium, 30 April 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today reported its non-audited financial results for the three months ended 31 March 2019.

Hugo De Stoop, CFO of Euronav said: “There are positive signals from the tanker market at present. Firstly, Euronav delivered VLCC rates of USD 35,000 per day (same as Q4) despite 1.2m bpd OPEC cuts and 28 new VLCC equivalents entering the global fleet during Q1. Secondly, US crude exports are running around 30% higher year on year. Thirdly, asset prices which historically have been a key valuation indicator for investors, continue to rise in both new build and secondhand values.

Refinery maintenance programs are more detailed and more prolonged this year than previous years and are likely to bring seasonal freight rate pressure forward to the second quarter. However, with increased cargo supply expected in the second half along with reduced tanker capacity from IMO induced retrofitting and potentially more Iranian vessels leaving the trading fleet, the outlook for the second half is encouraging.”

PRESS RELEASE Regulated information Tuesday 30 April 2019 – 8 a.m. CET _________________________________

The most important key figures (unaudited) are:

(in thousands of USD)	First quarter 2019	First quarter 2018

Revenue	232,589	98,136
Other operating income	2,039	1,178

Voyage expenses and commissions	(37,625)	(19,809)
Vessel operating expenses	(54,401)	(36,895)
Charter hire expenses	−	(7,673)
General and administrative expenses	(19,675)	(13,750)
Net gain (loss) on disposal of tangible assets	(74)	−
Depreciation	(83,856)	(53,509)

Net finance expenses	(23,836)	(11,328)
Share of profit (loss) of equity accounted investees	3,914	4,574
Result before taxation	19,075	(39,076)

Tax benefit (expense)	451	(15)
Profit (loss) for the period	19,526	(39,091)

Attributable to: Owners of the company	19,526	(39,091)

The contribution to the result is as follows:

(in thousands of USD)	First quarter 2019	First quarter 2018

Tankers	15,611	(43,671)
FSO	3,915	4,580
Result after taxation	19,526	(39,091)

Information per share:

(in USD per share)	First quarter 2019	First quarter 2018

Weighted average number of shares (basic) *	217,447,311	158,166,534
Result after taxation	0.09	(0.25)

* The number of shares issued on 31 March 2019 is 220,024,713.

PRESS RELEASE Regulated information Tuesday 30 April 2019 – 8 a.m. CET _________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	First quarter 2019	First quarter 2018

Profit (loss) for the period	19,526	(39,091)
+ Depreciation	83,856	53,509
+ Net interest expenses	21,033	11,314
+ Tax expense (benefit)	(451)	15

EBITDA	123,964	25,747

+ Depreciation equity accounted investees	4,456	4,456
+ Net interest expenses equity accounted investees	1,191	(20)
+ Tax expense (benefit) equity accounted investees	436	469

Proportionate EBITDA	130,047	30,652

Proportionate EBITDA per share:

(in USD per share)	First quarter 2019	First quarter 2018

Weighted average number of shares (basic)	217,447,311	158,166,534
Proportionate EBITDA	0.60	0.19

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the first quarter of 2019, the Company had a net gain of USD 19.5 million or USD 0.09 per share (first quarter 2018: a net loss of USD (39.1) million or USD (0.25) per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 130.0 million (first quarter 2018: USD 30.7 million).

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	First quarter 2019	First quarter 2018
VLCC
Average spot rate (in TI pool)*	35,195	18,725
Average time charter rate**	27,630	34,000
SUEZMAX
Average spot rate***	27,380	14,000
Average time charter rate**	32,680	23,850
*Euronav owned ships in TI Pool
**Including profit share where applicable
*** Excluding technical offhire days

PRESS RELEASE Regulated information Tuesday 30 April 2019 – 8 a.m. CET _________________________________

EURONAV TANKER FLEET, CAPITAL EXPENDITURES & IFRS 16 IMPACT

On 9 January 2019 Euronav delivered the Suezmax vessel Felicity (2009 - 157,667 dwt) to a global supplier and operator of offshore floating platforms in accordance with a sale agreement dated 31 October 2018. A capital loss on the sale of approximately USD 3.0 million has been recorded in Q4 2018. The cash generated on this transaction after repayment of debt will be USD 34.7 million. The vessel will be converted into an FPSO and therefore leave the worldwide trading fleet.

On 11 February 2019 Euronav entered into a sale agreement regarding the LR1 Genmar Compatriot (2004 - 72,768 dwt) for USD 6.75 million. The Company will record a capital gain of approximately USD 0.4 million in the second quarter. The LR1 Genmar Compatriot joined the Euronav fleet as part of the Gener8 merger in June 2018 and was always a non-core asset to the Company. The vessel will be delivered to her new owners in the course of May 2019.

The depreciation charge altered during Q1 as a result of applying the new accounting standard of IFRS 16 (applicable as of Jan 1, 2019) with the key difference coming from the four VLCCs which were part of a sale and leaseback agreement in December 2016 at that time an off-balance sheet transaction which is now returning on Euronav’s balance sheet and will give additional quarterly depreciations of USD 7.2M.

CAPITAL ALLOCATION

As part of its capital allocation strategy, Euronav has the option of buying its own shares back should the Board and Management believe that there is a substantial value disconnect between the share price and the real value of the Company. This return of capital is in addition to the fixed dividend of USD 0.12 per share paid each year. The Company started buying back shares on Euronext Brussels opportunistically on 19 December 2018. The table below provides an overview of the share purchases which the Company did in the first quarter of 2019.

Euronav may continue to buy back its own shares opportunistically. The extent to which it does and the timing of these purchases, will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations.

PRESS RELEASE Regulated information Tuesday 30 April 2019 – 8 a.m. CET _________________________________

Purchase announcement date	N° of shares purchased	Aggregate cost	Total N° of Treasury Shares after the transaction	Percentage of total outstanding shares
2 January 2019	545,486	EUR 3,471,506.67	1,237,901	0.56%
10 January 2019	430,000	EUR 2,842,804.00	1,667,901	0.76%
21 January 2019	444,143	EUR 2,990,493.32	2,112,044	0.96%
13 February 2019	532,829	EUR 3,648,561.70	2,644,873	1.20%
22 February 2019	139,299	EUR 973,631.50	2,784,172	1.27%
6 March 2019	360,000	EUR 2,500,614.20	3,144,172	1.43%
18 March 2019	226,372	EUR 1,569,993.62	3,370,544	1.53%

The Company retained around USD 785 million of liquidity as at the end of March 2019.

SECTOR NEUTRAL BLOOMBERG INTERNATIONAL GENDER EQUALITY INDEX

In January 2019 Euronav has been included, for the second consecutive time, in the Bloomberg International Gender-Equality Index ("GEI"). The reference index measures gender equality across internal company statistics, employee policies, external community support and engagement, and gender-conscious product offerings. The GEI is voluntary and has no associated costs. The index is not ranked.

DIVIDEND 2018

The Board and Management of Euronav are proposing to pay a final cash dividend of USD 6c per share subject to shareholder approval at the AGM on 9 May 2019. This payment covers the second half of the financial year to December 2018. This payment is part of Euronav’s minimum fixed dividend policy of USD 12c per year.

Therefore, the Company will have returned for the second half of 2018 a total of USD 17.1 million comprising a cash dividend of USD 13.2 million (6c per share) and USD 3.9 million (1.5c per share) in the form of share buyback that took place in December 2018.
Euronav has subsequently returned an additional USD 16.4 million (equivalent to USD 7c per share) to shareholders so far during calendar 2019 in the form of share buyback. This return of value should be considered as part of the total return to shareholders in addition to the fixed cash dividend. Our fixed dividend policy of paying a cash dividend of USD 12c per share per annum remains in place. Any subsequent returns via either share buyback or additional cash dividends will be at the discretion of the Board and Management reflecting the tanker market outlook and cash earnings.

Taking into account the gross dividend of USD 0.06 per share already paid in October 2018, a balance of a gross amount of USD 0.06 per share will be payable as from 24 May 2019. The share will trade ex-dividend as from 15 May 2019 (record date 16 May 2019). The dividend to holders of Euronav shares listed and tradeable on Euronext Brussels will be paid in EUR at the USD/EUR exchange rate of the record date.

PRESS RELEASE Regulated information Tuesday 30 April 2019 – 8 a.m. CET _________________________________

NEW CEO BUT NO CHANGE TO STRATEGY

On 4 February 2019 Euronav’s CEO Paddy Rodgers announced his decision to step down from his role as CEO during 2019. Following a search and assessment process in cooperation with an international executive search recruitment firm, the CFO Hugo De Stoop was selected to succeed Paddy Rodgers as CEO of the Company, effective as from 9 May 2019. The Company has now started a search for a new CFO and will report progress on this search when appropriate.

Hugo De Stoop (Belgian, 1973) joined Euronav in September 2004 and was appointed Deputy CFO and Head of Investor Relations. He was nominated CFO as of January 2008, since when he has demonstrated sound involvement in strategic decision-making at Euronav. He has completed several acquisitions, including the counter-cyclical merger with Gener8 Maritime in 2018, and successfully led the Euronav IPO on the NYSE in 2015. Hugo also brings to his new role a vast experience with financial markets and investors, as well as interactions with Boards of Directors, in an international context.

TANKER MARKET

First quarter 2019 proved to be an unusual and largely resilient one for the large crude tanker sector. The OPEC production cuts of 1.2m bpd announced in Q4 2018 impacted Q1 trading and represents around 3% of the crude which is seaborne each day. Nearly 30 VLCC equivalents were delivered to the global fleet during the same period – an increase of 3% in fleet supply. Despite this demand reduction and increase in supply – the “level” or freight rates in VLCC terms were resilient posting USD 35,000 per day – equivalent to that delivered in Q4 2018. VLCC rates in particular enjoyed a counter seasonal rally during February and March.

The continued growth of US crude exports continues to have multiple but positive ramifications for the tanker sector. The majority of this export is transporting long haul (Asia, Europe) which is absorbing a high level of tonnage. These vessels are often then ballasting (i.e. empty) to the Atlantic basin further increasing the “stretch” of the global fleet. This expansion is driving a “two-tier” freight rate market with tonnage, primarily in the VLCC space, between the Atlantic and Middle East freight markets.

Asset prices continue to rise with the major categories of new build, 5, 10 and 15 year old VLCC and Suezmax vessels all rising in value during Q1 compared to the previous quarter (source: Clarksons). The key focus of this rise has been on second hand tonnage. This is important as historically tanker equity values have had a stronger correlation with asset prices than earnings.

After a record year of recycling during 2018 activity was expected to be less active and this has proven to be the case with only one VLCC and a single Suezmax removed from the global fleet during Q1 2019. With improved freight rates year on year and a vibrant market for older tonnage, based on potential fuel oil storage opportunities around IMO 2020 disruption, such a slowdown in recycling is to be expected in the short term. However with the average fleet age for both VLCC and Suezmax fleets now around 10 years and a sizeable proportion of the fleet over 17 years of age (13% VLCC, 11% Suezmax) the pressure to recycle will remain elevated for owners of such tonnage.

PRESS RELEASE Regulated information Tuesday 30 April 2019 – 8 a.m. CET _________________________________

OUTLOOK

The resilience of freight rates during Q1 is an encouraging signal. However the dynamic of the tanker market will be to expect some seasonal freight rate weakness during the spring/summer period as fewer barrels are moved to accommodate refinery maintenance programs. It is anticipated however that this seasonal pressure will be shorter than usual as a number of headwinds give way to tailwinds during the second half onwards.

Underlying demand remains robust with IEA maintaining their forecast above longer term trend growth at 1.4m bpd for 2019. Oil supply should expand as increased exports from the US and Brazil replace lost OPEC barrels. The global refinery complex is forecast to reduce its maintenance programs for the second half of 2019 as it gears up for the imposition of IMO 2020 in January next year thus boosting second half year crude demand.

We expect vessel supply to be disrupted by IMO motivated retrofitting of scrubbers with VLCC and Suezmax tankers each expected to be absent from the market during this retrofit process reducing fleet capacity by potentially up to 2% (source: Pareto). In addition to this, there is the potential for more Iranian VLCC vessels to be removed from the fleet depending on the scope of US waivers and their renewal from May 2019.

So far in the second quarter of 2019, the Euronav VLCC fleet operated in the Tankers International Pool has earned about USD 26,450 and 53.5% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned about USD 18,000 per day on average with 49.3% of the available days fixed.

CONFERENCE CALL

Euronav will host a conference call today at 8 a.m. EDT / 2 p.m. CET today to discuss the results for the first quarter 2019.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at http://investors.euronav.com.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	30 April 2019
Event Time:	8 a.m. EDT / 2 p.m. CET
Event Title:	“Q1 2019 Earnings Conference Call”
Event Site/URL:	https://services.choruscall.com/links/euronav1904302rVXw1fZ.html

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link http://dpregister.com/10130450. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 7 May 2019, beginning at 9 a.m. EDT / 3 p.m. CET on 30 April 2019. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10130450.

*
*  *

PRESS RELEASE Regulated information Tuesday 30 April 2019 – 8 a.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com

Annual and Extraordinary General Meeting of Shareholders 2019: Thursday 9 May 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 43 VLCCs, 25 Suezmaxes and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	March 31, 2019	December 31, 2018
ASSETS

Non-current assets
Vessels	3,440,315	3,520,067
Other tangible assets	82,209	1,943
Intangible assets	64	105
Receivables	45,344	38,658
Investments in equity accounted investees	39,247	43,182
Deferred tax assets	2,711	2,255

Total non-current assets	3,609,890	3,606,210

Current assets
Bunker inventory	41,575	−
Non-current assets held for sale	6,173	42,000
Trade and other receivables	312,053	305,726
Current tax assets	267	282
Cash and cash equivalents	178,461	173,133

Total current assets	538,529	521,141

TOTAL ASSETS	4,148,419	4,127,351

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,702,549	1,702,549
Translation reserve	270	411
Hedging reserve	(5,173)	(2,698)
Treasury shares	(31,287)	(14,651)
Retained earnings	354,942	335,764

Equity attributable to owners of the Company	2,260,449	2,260,523

Non-current liabilities
Finance leases	66,646	−
Bank loans	1,247,989	1,421,465
Other Notes	148,301	148,166
Other payables	2,390	1,451
Employee benefits	3,945	4,336
Provisions	2,014	4,288

Total non-current liabilities	1,471,285	1,579,706

Current liabilities
Trade and other payables	108,644	87,225
Current tax liabilities	282	41
Finance leases	30,684	−
Bank loans	111,442	138,537
Other borrowings	165,335	60,342
Provisions	298	977

Total current liabilities	416,685	287,122

TOTAL EQUITY and LIABILITIES	4,148,419	4,127,351

Condensed consolidated statement of profit and loss (unaudited)
(in thousands of USD except per share amounts)

	2019	2018
	Jan. 1 - Mar. 31, 2019	Jan. 1 - Mar. 31, 2018
Shipping income
Revenue	232,589	98,136
Other operating income	2,039	1,178
Total shipping income	234,628	99,314

Operating expenses
Voyage expenses and commissions	(37,625)	(19,809)
Vessel operating expenses	(54,401)	(36,895)
Charter hire expenses	−	(7,673)
Loss on disposal of vessels/other tangible assets	(74)	−
Depreciation tangible assets	(83,839)	(53,486)
Depreciation intangible assets	(17)	(23)
General and administrative expenses	(19,675)	(13,750)
Total operating expenses	(195,631)	(131,636)

RESULT FROM OPERATING ACTIVITIES	38,997	(32,322)

Finance income	7,180	3,245
Finance expenses	(31,016)	(14,573)
Net finance expenses	(23,836)	(11,328)

Share of profit (loss) of equity accounted investees (net of income tax)	3,914	4,574

PROFIT (LOSS) BEFORE INCOME TAX	19,075	(39,076)

Income tax benefit (expense)	451	(15)

PROFIT (LOSS) FOR THE PERIOD	19,526	(39,091)

Attributable to:
Owners of the company	19,526	(39,091)

Basic earnings per share	0.09	(0.25)
Diluted earnings per share	0.09	(0.25)

Weighted average number of shares (basic)	217,447,311	158,166,534
Weighted average number of shares (diluted) *	217,674,955	158,227,662

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2019	2018
	Jan. 1 - Mar. 31, 2019	Jan. 1 - Mar. 31, 2018

Profit/(loss) for the period	19,526	(39,091)

Other comprehensive income, net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	−	−

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(141)	16
Cash flow hedges - effective portion of changes in fair value	(2,475)	−
Equity-accounted investees - share of other comprehensive income	(348)	−

Other comprehensive income, net of tax	(2,964)	16

Total comprehensive income/(loss) for the period	16,562	(39,075)

Attributable to:
Owners of the company	16,562	(39,075)

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2018	173,046	1,215,227	568	−	(16,102)	473,622	1,846,361

Adjustment on initial application of IFRS 15 (net of tax)	−	−	−	−	−	(1,729)	(1,729)
Adjustment on initial application of IFRS 9 (net of tax)	−	−	−	−	−	(16)	(16)
Balance at January 1, 2018 adjusted *	173,046	1,215,227	568	−	(16,102)	471,877	1,844,616

Profit (loss) for the period	−	−	−	−	−	(39,091)	(39,091)
Total other comprehensive income	−	−	16	−	−	−	16
Total comprehensive income/(loss)	−	−	16	−	−	(39,091)	(39,075)

Transactions with owners of the company
Equity-settled share-based payment	−	−	−	−	−	37	37
Total transactions with owners	−	−	−	−	−	37	37

Balance at March 31, 2018	173,046	1,215,227	584	−	(16,102)	432,823	1,805,578

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2019	239,148	1,702,549	411	(2,698)	(14,651)	335,764	2,260,523

Profit (loss) for the period	−	−	−	−	−	19,526	19,526
Total other comprehensive income	−	−	(141)	(2,475)	−	(348)	(2,964)
Total comprehensive income/(loss)	−	−	(141)	(2,475)	−	19,178	16,562

Transactions with owners of the company
Treasury shares acquired	−	−	−	−	(16,636)	−	(16,636)
Total transactions with owners	−	−	−	−	(16,636)	−	(16,636)

Balance at March 31, 2019	239,148	1,702,549	270	(5,173)	(31,287)	354,942	2,260,449

* The Group has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated but the opening balance of 2018 has been adjusted following the application of IFRS 15 on Revenue Recognition

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2019	2018
	Jan. 1 - Mar. 31, 2019	Jan. 1 - Mar. 31, 2018
Cash flows from operating activities
Profit (loss) for the period	19,526	(39,091)

Adjustments for:	103,399	60,064
Depreciation of tangible assets	83,839	53,486
Depreciation of intangible assets	17	23
Provisions	−	(3)
Tax (benefits)/expenses	(451)	15
Share of profit of equity-accounted investees, net of tax	(3,914)	(4,574)
Net finance expense	23,837	11,327
(Gain)/loss on disposal of assets	71	−
Equity-settled share-based payment transactions	−	37
Amortization of deferred capital gain	−	(247)

Changes in working capital requirements	(23,074)	(783)
Change in cash guarantees	(17)	(24)
Change in stocks	(41,575)	−
Change in trade receivables	(713)	(468)
Change in accrued income	6,130	(3,065)
Change in deferred charges	(10,836)	(9,010)
Change in other receivables	941	7,711
Change in trade payables	16,645	2,693
Change in accrued payroll	(3,860)	(1,419)
Change in accrued expenses	5,584	6,810
Change in deferred income	4,078	(4,276)
Change in other payables	937	(89)
Change in provisions for employee benefits	(388)	354

Income taxes paid during the period	252	188
Interest paid	(22,308)	(7,442)
Interest received	1,505	286
Dividends received from equity-accounted investees	7,500	−

Net cash from (used in) operating activities	86,800	13,222

Acquisition of vessels	(2,924)	(62,799)
Proceeds from the sale of vessels	42,000	−
Acquisition of other tangible assets	(339)	(70)
Acquisition of intangible assets	−	(1)
Proceeds from the sale of other (in)tangible assets	3	−
Loans from (to) related parties	−	8,700
Lease payments received from finance leases	309	_

Net cash from (used in) investing activities	39,049	(54,170)

(Purchase of) Proceeds from sale of treasury shares	(16,636)	−
Proceeds from new borrowings	174,994	154,982
Repayment of borrowings	(271,485)	(128,126)
Payment of lease liabilities	(7,235)	−
Transaction costs related to issue of loans and borrowings	−	(1,649)
Dividends paid	(19)	(3)

Net cash from (used in) financing activities	(120,381)	25,204

Net increase (decrease) in cash and cash equivalents	5,468	(15,744)

Net cash and cash equivalents at the beginning of the period	173,133	143,648
Effect of changes in exchange rates	(140)	(7)

Net cash and cash equivalents at the end of the period	178,461	127,897

of which restricted cash	−	16